UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

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3235-0101
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SEC USE ONLY
DOCUMENT SEQUENCE NO.

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

CUSIP NUMBER

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER ( Please type or print )

(b) IRS IDENT. NO.

Yungasi, Inc.

333-233833

81-4048021

1 (d) ADDRESS OF ISSUER

STREET

CITY

54 Scarboro Ave

STATE

Staten Island

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES
ARE TO BE SOLD

(b) RELATIONSHIP TO
ISSUER

Afame W. Onwuka

WORK LOCATION

(c) S.E.C. FILE NO.

NY

(c) ADDRESS STREET

54 Scarboro Ave

ZIP CODE

(e) TELEPHONE NO.
AREA CODE

10305

929

CITY

Staten Island

NUMBER

215-4028
STATE

ZIP CODE

NY

10305

Principal

FORM 144
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3 (a)

(b)
Title of the
Class of
Securities
To Be Sold

Common

Common

SEC USE ONLY
Name and Address of Each Broker Through Whom the
Securities are to be Offered or Each Market Maker who is Acquiring the Securities

Broker-Dealer
File Number

(c)
Number of Shares
or Other Units To
Be Sold
(See instr. 3(c))

Interactive Brokers LLC
PICKWICK PLAZA
GREENWICH, CT 06830 UNITED STATES

30,000

ADM Investor Services, Inc.
141 West Jackson Blvd Suite 1600A Chicago, IL 60604
United States

20,000

INSTRUCTIONS:
1. (a) Name of issuer
(b) Issuer I.R.S. Identification Number
(c) Issuer S.E.C. file number, if any
(d) Issuer address, including zip code
(e) Issuer telephone number, including area code
2. (a)
Name of person for whose account the securities are to be sold
(b) Such persons relationship to the issuer
(e.g., officer, director, 10%stockholder, or member of immediate family of any of the foregoing)
(c) Such persons address, including zip code

(d)
Aggregate
Market
Value
(See instr. 3(d))

(e)
Number of Shares
or Other Units
Outstanding
(See instr. 3(e))

$450,000,000

(f)

(g)
Approximate
Date of Sale
(See instr. 3(f))
(MO. DAY YR.)

Name of Each
Securities
Exchange
(See instr. 3(g))

12/19/2019

ICE

9/29/2020

ICE

101,970,000

$300,000,000

101,950,000

3. (a)
(b)
(c)
(d)
(e)

Title of the class of securities to be sold
Name and address of each broker through whom the securities are intended to be sold Number of shares or other units to be sold
(if debt securities, give the aggregate face amount)
Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
(g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
OMB control number.

SEC 1147 (08-07)

TABLE I    SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title
of
the Class

Common

Date you
Acquired

9/28/2016

Nature of Acquisition Transaction

Investments/Expansion

Name of Person from Whom Acquired
(If gift, also give date donor acquired)

Yungasi, Inc.

Amount of
Securities Acquired

50,000

Date of
Payment

Nature of Payment

9/28/2016

Cash

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II    SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller

Title of Securities Sold

Afame W. Onwuka
54 Scarboro Ave
Staten Island, NY 10305

Common

Date of Sale

9/29/2020

Amount of
Securities Sold

Gross Proceeds

20,000

$300,000,000

REMARKS:

INSTRUCTIONS:

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby

See the definition of 'person' in paragraph (a) of Rule 144.
Information is to be given not only as represents by signing this notice that he does not know any material adverse information in regard to the current and operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has to the person for whose account the securities are to be sold but also as to all other persons included prospective adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the in that definition. In addition, information shall be given as to sales by all persons whose sales are form and indicating the date that the plan was adopted or the required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
instruction given, that person makes such representation as of the plan adoption or instruction date.
Verified by
PDFFiller

10/08/2020

10/8/2020
DATE OF NOTICE

/s/ Afame W. Onwuka

9/28/2016

(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, The

notice shall be signed by the person for whose account the securities are to be sold. At least one copy IF RELYING ON RULE 10B5-1 of the notice shall be manually signed.Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (02-08)